Exhibit 99-3
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PGS Shareholders Approve Restructuring Plan

OCTOBER 16, 2003: OSLO, NORWAY; HOUSTON, TEXAS - Petroleum Geo-Services ASA (debtor in possession) ("PGS" or the "Company") (OSE: PGS; OTC: PGOGY) announced today that at the Company's Extraordinary General Meeting (the "EGM") held on October 16, 2003, 99.7 % of the outstanding ordinary shares of the Company represented and voting at the EGM voted to accept the Company's First Amended Plan of Reorganization (as modified, the "Plan"), which was filed with the U.S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") on September 10, 2003. The shareholders also approved certain transactions contemplated by the Plan, including the issuance of new ordinary shares, and selected a new Board of Directors, consisting of the candidates announced earlier today.

At the Confirmation Hearing for the Plan, scheduled for October 21, 2003, the Company will present to the Bankruptcy Court a final certification of the voting results from the EGM as part of the confirmation process. Following confirmation, the Company expects to consummate the Plan and emerge from Chapter 11 in November.


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Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic- and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSO's). PGS operates on a worldwide basis with headquarters in Oslo, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.


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This announcement does not constitute an offer of any securities for sale. Any securities issuable under the Plan have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration under such act or an applicable exemption from registration requirements.


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Sam R. Morrow
Svein T. Knudsen
Phone: +47-67-52-6400
Suzanne M. McLeod
Phone: +1 281-589-7935